

Mail Stop 3720

February 28, 2017

Mr. Todd Sudeck
President and Chief Executive Officer
mLight Tech, Inc.
3100 Airway Avenue, Suite 141
Costa Mesa, CA 92626

   Re: mLight Tech, Inc.
     Form 10-K for Fiscal Year September 30, 2016
     Filed January 13, 2017
     File No. 333-169805

Dear Mr. Sudeck:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director
        AD Office 11 - Telecommunications